American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)
Unaudited

	March 31	
ASSETS	2011	2010
Cash and due from banks	$ 10,248	$ 11,059
Interest-bearing deposits in other banks	25,397	25,531
Securities available for sale, at fair value	226,171	190,949
Securities held to maturity	3,146	5,802
Total securities	229,317	196,751
Restricted stock, at cost	4,062	4,362
Loans held for sale	1,309	2,208
Loans	516,629	515,366
Less allowance for loan losses	(8,257)	(8,112)
Net Loans	508,372	507,254
Premises and equipment, net	19,308	19,145
Other real estate owned, net	3,532	3,815
Goodwill	22,468	22,468
Core deposit intangibles, net	1,226	1,603
Accrued interest receivable and other assets	15,999	16,458
Total assets	$ 841,238	$ 810,654
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Demand deposits -- noninterest-bearing	$ 113,260	$ 101,190
Demand deposits -- interest-bearing	96,686	98,968
Money market deposits	57,530	79,225
Savings deposits	63,236	64,721
Time deposits	328,771	265,517
Total deposits	659,483	609,621
Short-term borrowings:		
Customer repurchase agreements	43,871	60,372
Other short-term borrowings	-	-
Long-term borrowings	4,450	8,600
Trust preferred capital notes	20,619	20,619
Accrued interest payable and other liabilities	3,443	4,260
Total liabilities	731,866	703,472
Shareholders' equity:		
Common stock, $1 par, 10,000,000 shares authorized,		
6,153,433 shares outstanding at March 31, 2011 and		
6,123,275 shares outstanding at March 31, 2010	6,153	6,123
Capital in excess of par value	27,541	27,063
Retained earnings	75,214	72,985
Accumulated other comprehensive income (loss), net	464	1,011
Total shareholders' equity	109,372	107,182
Total liabilities and shareholders' equity	$ 841,238	$ 810,654

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
Unaudited

	Three Months Ended March 31	
	2011	2010
Interest and Dividend Income:		
Interest and fees on loans	$ 6,679	$ 7,155
Interest and dividends on securities:		
Taxable	1,169	1,316
Tax-exempt	716	466
Dividends	27	23
Other interest income	70	91
Total interest and dividend income	8,661	9,051
Interest Expense:		
Interest on deposits	1,580	1,635
Interest on short-term borrowings	80	105
Interest on long-term borrowings	53	64
Interest on customer repurchase agreements		
Interest on trust preferred capital notes	343	343
Total interest expense	2,056	2,147
Net Interest Income	6,605	6,904
Provision for loan losses	337	285
Net Interest Income After Provision for Loan Losses	6,268	6,619
Noninterest Income:		
Trust fees	928	812
Service charges on deposit accounts	421	479
Other fees and commissions	316	278
Mortgage banking income	147	246
Securities gains (losses), net	1	(29)
Foreclosed real estate (losses), net	(22)	(3)
Other	158	138
Total noninterest income	1,949	1,921
Noninterest Expense:		
Salaries	2,485	2,398
Employee benefits	541	640
Occupancy and equipment	699	779
FDIC assessment	205	195
Bank franchise tax	175	167
Core deposit intangible amortization	94	94
Other	1,558	1,224
Total noninterest expense	5,757	5,497
Income Before Income Taxes	2,460	3,043
Income Taxes	682	858
Net Income	$ 1,778	$ 2,185
Net Income Per Common Share:		
Basic	$ 0.29	$ 0.36
Diluted	$ 0.29	$ 0.36
Average Common Shares Outstanding:		
Basic	6,143,602	6,119,415
Diluted	6,152,738	6,124,306

American National Bankshares Inc. and Subsidiaries
Financial Highlights

(In thousands, except share, ratio and nonfinancial data, unaudited)	1st Qtr 2011	4th Qtr 2010	1st Qtr 2010	YTD 2011	YTD 2010
EARNINGS					
Interest income	$ 8,661	$ 8,889	$ 9,051	$ 8,661	$ 9,051
Interest expense	2,056	2,196	2,147	2,056	2,147
Net interest income	6,605	6,693	6,904	6,605	6,904
Provision for loan losses	337	485	285	337	285
Noninterest income	1,949	2,602	1,921	1,949	1,921
Noninterest expense	5,757	6,170	5,497	5,757	5,497
Income taxes	682	789	858	682	858
Net income	1,778	1,851	2,185	1,778	2,185
PER COMMON SHARE					
Earnings per share - basic	$ 0.29	$ 0.30	$ 0.36	$ 0.29	$ 0.36
Earnings per share - diluted	0.29	0.30	0.36	0.29	0.36
Cash dividends declared	0.23	0.23	0.23	0.23	0.23
Book value per share	17.77	17.64	17.50	17.77	17.50
Book value per share - tangible (a)	13.92	13.76	13.57	13.92	13.57
Closing market price	22.51	23.55	20.15	22.51	20.15
FINANCIAL RATIOS					
Return on average assets	0.85%	0.88%	1.08%	0.85%	1.08%
Return on average equity	6.51	6.69	8.14	6.51	8.14
Return on average tangible equity (b)	8.64	8.83	10.83	8.64	10.83
Average equity to average assets	13.03	13.12	13.24	13.03	13.24
Net interest margin, taxable equivalent	3.66	3.67	3.90	3.66	3.90
Efficiency ratio	64.16	65.70	60.22	64.16	60.22
Effective tax rate	27.72	29.89	28.20	27.72	28.20
PERIOD-END BALANCES					
Securities	$ 233,379	$ 235,691	$ 201,113	$ 233,379	$ 201,113
Loans held for sale	1,309	3,135	2,208	1,309	2,208
Loans, net of unearned income	516,629	520,781	515,366	516,629	515,366
Goodwill and other intangibles	23,694	23,788	24,071	23,694	24,071
Assets	841,238	833,664	810,654	841,238	810,654
Assets - tangible (a)	817,544	809,876	786,583	817,544	786,583
Deposits	659,483	640,098	609,621	659,483	609,621
Customer repurchase agreements	43,871	47,084	60,372	43,871	60,372
Other short-term borrowings	-	6,110	-	-	-
Long-term borrowings	25,069	29,107	29,219	25,069	29,219
Shareholders' equity	109,372	108,087	107,182	109,372	107,182
Shareholders' equity - tangible (a)	85,678	84,299	83,111	85,678	83,111
AVERAGE BALANCES					
Securities	$ 226,595	$ 215,208	$ 184,696	$ 226,595	$ 184,696
Loans held for sale	1,508	5,629	2,444	1,508	2,444
Loans, net of unearned income	516,610	521,832	518,403	516,610	520,847
Interest-earning assets	765,291	770,649	736,183	765,291	736,183
Goodwill and other intangibles	23,750	23,844	24,125	23,750	24,125
Assets	838,151	843,922	810,620	838,151	810,620
Assets - tangible (a)	814,401	820,078	786,495	814,401	786,495
Interest-bearing deposits	542,104	537,662	507,209	542,104	507,209
Deposits	652,922	647,526	606,085	652,922	606,085
Customer repurchase agreements	43,762	52,068	63,947	43,762	63,947
Other short-term borrowings	136	251	-	136	-
Long-term borrowings	27,855	29,136	29,248	27,855	29,248
Shareholders' equity	109,224	110,688	107,336	109,224	107,336
Shareholders' equity - tangible (a)	85,474	86,844	83,211	85,474	83,211
CAPITAL					
Average shares outstanding - basic	6,143,602	6,126,817	6,119,415	6,143,602	6,119,415
Average shares outstanding - diluted	6,152,738	6,141,123	6,124,306	6,152,738	6,124,306
Shares repurchased	-	-	-	-	-
Average price of shares repurchased	$ -	$ -	$ -	$ -	$ -

American National Bankshares Inc. and Subsidiaries
Financial Highlights

(In thousands, except share, ratio and nonfinancial data, unaudited)	**1st Qtr 2011**	4th Qtr 2010	1st Qtr 2010	**YTD 2011**	YTD 2010
ALLOWANCE FOR LOAN LOSSES					
Beginning balance	**$ 8,420**	$ 8,542	$ 8,166	**$ 8,420**	$ 8,166
Provision for loan losses	**337**	485	285	**337**	285
Charge-offs	**(571)**	(662)	(427)	**(571)**	(427)
Recoveries	**71**	55	88	**71**	88
Ending balance	**$ 8,257**	$ 8,420	$ 8,112	**$ 8,257**	$ 8,112
LOANS					
Construction and land development	**$ 36,720**	$ 37,168	$ 39,421	**$ 36,720**	$ 39,421
Commercial real estate	**207,290**	210,393	205,642	**207,290**	205,642
Residential real estate	**118,610**	119,398	119,776	**118,610**	119,776
Home equity	**61,674**	61,064	63,302	**61,674**	63,302
Commercial and industrial	**84,702**	85,051	80,331	**84,702**	80,331
Consumer	**7,632**	7,707	6,894	**7,632**	6,894
Total	**$ 516,628**	$ 520,781	$ 515,366	**$ 516,628**	$ 515,366
NONPERFORMING ASSETS AT PERIOD-END					
Nonperforming loans:					
90 days past due	**$ -**	$ -	$ -	**$ -**	$ -
Nonaccrual	**3,417**	2,597	3,436	**3,417**	3,436
Foreclosed real estate	**3,532**	3,716	3,815	**3,532**	3,815
Nonperforming assets	**$ 6,949**	$ 6,313	$ 7,251	**$ 6,949**	$ 7,251
ASSET QUALITY RATIOS					
Annualized net chargeoffs to average loans	**0.39%**	0.47%	0.26%	**0.39%**	0.26%
Nonperforming assets to total assets	**0.83**	0.76	0.89	**0.83**	0.89
Nonperforming loans to total loans	**0.66**	0.50	0.67	**0.66**	0.67
Allowance for loan losses to total loans	**1.60**	1.62	1.57	**1.60**	1.57
Allowance for loan losses to nonperforming loans	**241.64**	324.22	236.09	**241.64**	236.09
OTHER DATA					
Fiduciary assets at period-end (c)	**$ 380,259**	$ 368,018	$ 363,205	**$ 380,259**	$ 363,205
Retail brokerage assets at period-end (c)	**$ 50,175**	$ 49,311	$ 51,848	**$ 50,175**	$ 51,848
Number full-time equivalent employees (d)	**242**	242	235	**242**	235
Number of full service offices	**18**	18	18	**18**	18
Number of loan production offices	**1**	1	1	**1**	1
Number of ATM's	**26**	26	26	**26**	26

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Market value
(d) - Average for quarter

American National Bankshares Inc. and Subsidiaries
Net Interest Income Analysis
For the Three Months Ended March 31, 2011 and 2010
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2011	2010	2011	2010	2011	2010
Loans:						
Commercial	$ 77,925	$ 79,279	$ 880	$ 953	4.52%	4.81%
Real estate	432,688	434,795	5,695	6,095	5.26	5.61
Consumer	7,505	6,773	136	134	7.25	7.91
Total loans	518,118	520,847	6,711	7,182	5.18	5.52
Securities:						
Federal agencies & GSE	43,345	65,751	323	551	2.98	3.35
Mortgage-backed & CMO's	59,297	43,783	490	501	3.31	4.58
State and municipal	117,916	67,538	1,408	927	4.78	5.49
Other	6,037	7,624	58	69	3.84	3.62
Total securities	226,595	184,696	2,279	2,048	4.02	4.44
Deposits in other banks	20,578	30,640	70	91	1.36	1.19
Total interest earning assets	765,291	736,183	9,060	9,321	4.74	5.06
Nonearning assets	72,860	74,437				
Total assets	$ 838,151	$ 810,620				
Deposits:						
Demand	$ 96,698	$ 97,062	18	21	0.07	0.09
Money market	63,125	80,809	83	90	0.53	0.45
Savings	62,505	62,801	21	22	0.13	0.14
Time	319,776	266,537	1,458	1,502	1.82	2.25
Total deposits	542,104	507,209	1,580	1,635	1.17	1.29
Customer repurchase agreements	43,762	63,947	80	105	0.73	0.66
Other short-term borrowings	136	-	-	-	0.47	-
Long-term borrowings	27,855	29,248	396	407	5.69	5.57
Total interest bearing liabilities	613,857	600,404	2,056	2,147	1.34	1.43
Noninterest bearing						
demand deposits	110,818	98,876				
Other liabilities	4,252	4,004				
Shareholders' equity	109,224	107,336				
Total liabilities and						
shareholders' equity	$ 838,151	$ 810,620				
Interest rate spread					3.40%	3.63%
Net interest margin					3.66%	3.90%
Net interest income (taxable equivalent basis)			7,004	7,174		
Less: Taxable equivalent adjustment			399	270		
Net interest income			$ 6,605	$ 6,904		